SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Satellogic Inc.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G7823S 101

(CUSIP Number)

Howard W. Lutnick

110 East 59th Street

New York, New York 10022

(212) 938-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7823S 101

1	Names of Reporting Person. Cantor Fitzgerald, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 13,914,206 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 13,914,206 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,914,206 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.7%
14	Type of Reporting Person PN

(1)	Represents Class A ordinary shares, par value $0.0001 per share, of Satellogic Inc. (the “Class A Ordinary Shares”) directly owned by CFAC Holdings V, LLC (“CFAC”), Cantor Fitzgerald & Co. (“CF&Co.”) and Cantor Fitzgerald Securities (“CFS”) as described below.

CUSIP No. G7823S 101

1	Names of Reporting Person. CF Group Management, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 13,914,206 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 13,914,206 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,914,206 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.7%
14	Type of Reporting Person CO

(1)	Represents Class A Ordinary Shares directly owned by CFAC, CF&Co. and CFS as described below.

CUSIP No. G7823S 101

1	Names of Reporting Person. CFAC Holdings V, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 11,022,071 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 11,022,071 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,022,071 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.0%
14	Type of Reporting Person OO

(1)	Consists of (a) 10,488,738 Class A Ordinary Shares (including up to 1,863,696 Class A Ordinary Shares that are subject to forfeiture based on vesting and earn-out targets as further described in Item 4 of the Prior Schedule 13D (as defined below)) and (b) 533,333 Class A Ordinary Shares underlying an equal number of warrants to purchase Class A Ordinary Shares which are exercisable within 60 days.

CUSIP No. G7823S 101

1	Names of Reporting Person. Cantor Fitzgerald & Co.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,078,064
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,078,064
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,078,064
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.7%
14	Type of Reporting Person PN

CUSIP No. G7823S 101

1	Names of Reporting Person. Cantor Fitzgerald Securities
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,892,135 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,892,135 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,892,135 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.7%
14	Type of Reporting Person PN

(1)	Includes (a) 814,071 Class A Ordinary Shares directly owned by CFS and (b) 2,078,064 Class A Ordinary Shares directly owned by CF&Co. as described above.

CUSIP No. G7823S 101

1	Names of Reporting Person. Howard W. Lutnick
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 13,914,206 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 13,914,206 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,914,206 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.7%
14	Type of Reporting Person IN

(1)	Represents Class A Ordinary Shares directly owned by CFAC, CF&Co. and CFS as described above.

SCHEDULE 13D

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on February 4, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 17, 2022 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed with the SEC on November 21, 2024 (“Amendment No. 2” and, together with the Original Schedule 13D and Amendment No. 1, the “Prior Schedule 13D”), by Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), CF Group Management, Inc., a New York corporation (“CFGM”), CFAC Holdings V, LLC, a Delaware limited liability company (“CFAC”), Cantor Fitzgerald & Co., a New York general partnership (“CF&Co.”), Cantor Fitzgerald Securities, a New York general partnership (“CFS”), and Howard W. Lutnick (collectively, the “Reporting Persons”) relating to their beneficial ownership of Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Satellogic Inc. (the “Issuer”). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Prior Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Prior Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons are on the basis of a total of 78,089,268 Class A Ordinary Shares issued and outstanding as of June 30, 2024, as reported by the Issuer in Exhibit 99.1 to its Form 6-K filed by the Issuer with the SEC on August 15, 2024.

As of the date hereof:

(i)	CFAC directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 10,488,738 Class A Ordinary Shares (including up to 1,863,696 Class A Ordinary Shares that are subject to forfeiture based on vesting and earn-out targets as further described in Item 4 of the Prior Schedule 13D) and 533,333 Class A Ordinary Shares underlying an equal number of warrants to purchase Class A Ordinary Shares held by CFAC which are exercisable within 60 days.

(ii)	CF&Co. directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,078,064 Class A Ordinary Shares.

(iii)	CFS directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 814,071 Class A Ordinary Shares. CFS may be deemed the beneficial owner of, and has shared voting and dispositive power with respect to, 2,0178,064 Class A Ordinary Shares directly owned by CF&Co. CFS disclaims any ownership of the Class A Ordinary Shares directly owed by CF&Co. other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(iv)	Cantor, as the sole member of CFAC and the indirect holder of a majority of the equity interests of CF&Co. and CFS, controls each of CFAC, CF&Co. and CFS and may be deemed to beneficially own, and has shared voting and dispositive power with respect to, all Class A Ordinary Shares directly owned by CFAC, CF&Co. and CFS. Cantor disclaims any ownership of such Class A Ordinary Shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(v)	CFGM, as the managing general partner of Cantor, controls Cantor and may be deemed to beneficially own, and has shared voting and dispositive power with respect to, all Class A Ordinary Shares directly owned by CFAC, CF&Co. and CFS. CFGM disclaims any ownership of such Class A Ordinary Shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(vi)	Howard W. Lutnick, as the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder, controls CFGM and may be deemed to beneficially own, and has shared voting and dispositive power with respect to, all Class A Ordinary Shares directly owned by CFAC, CF&Co. and CFS. Mr. Lutnick disclaims any ownership of such Class A Ordinary Shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Cantor

a)		Amount beneficially owned: 13,914,206	Percentage: 17.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	13,914,206
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	13,914,206

CFGM

a)		Amount beneficially owned: 13,914,206	Percentage: 17.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	13,914,206
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	13,914,206

CFAC

a)		Amount beneficially owned: 11,022,071	Percentage: 14.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	11,022,071
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	11,022,071

CF&Co.

a)		Amount beneficially owned: 2,078,064	Percentage: 2.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,078,064
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,078,064

CFS

a)		Amount beneficially owned: 2,892,135	Percentage: 3.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,892,135
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,892,135

Howard W. Lutnick

a)		Amount beneficially owned: 13,914,206	Percentage: 17.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	13,914,206
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	13,914,206

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Prior Schedule 13D is hereby amended and supplemented by updating previously reported information with respect to the following item:

On November 25, 2024, Mr. Lutnick resigned as a member of the board of directors of the Issuer (the “Board”) effective immediately. Mr. Lutnick’s resignation follows his recent nomination by U.S. President Donald J. Trump to serve as U.S. Secretary of Commerce. Mr. Lutnick’s decision to resign was not a result of any disagreement with the Issuer, the Issuer’s management or the Board.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment with respect to the undersigned is true, complete and correct.

Date: November 27, 2024

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CFAC HOLDINGS V, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CANTOR FITZGERALD & CO.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman

CANTOR FITZGERALD SECURITIES

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Amendment No. 3 to Schedule 13D, dated November 27, 2024, of Cantor Fitzgerald, L.P., CF Group Management, Inc., CFAC Holdings V, LLC, Cantor Fitzgerald & Co., Cantor Fitzgerald Securities and Howard W. Lutnick –Satellogic Inc.]